JG

16002168

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 08 2016
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Kosinsky, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Second Ave
(No. and Street)

New York (City) NY (State) 10010-4054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kosinsky (212) 532-8898
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Joseph Kosinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Kosinsky Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kosinsky
Signature

President
Title

DORA RIVAS
Notary Public, State of New York
Registration #01RI6166069
Qualified in Queens County
Commission Expires May 14, 2019

Dora Rivas 2/19/16
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT

January 31, 2016

To the Shareholder and Board of Directors of
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

I have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Audits of all BDs must be performed in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Historically, BD audits were performed under generally accepted auditing standards ("GAAS") established by the American Institute of Certified Public Accountants ("AIPCA").

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Joseph Kosinsky, Inc., as of December 31, 2015, and the results of its operations and its cash flows For the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Kosinsky 1/31/16

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

2016-02-17 03:32PM EST
Status: Scheduled

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: JOSEPH KOSINSKY, INC. [13]

SEC. FILE NO.: 8-37792 [14]

FIRM ID NO.: 19806 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

400 SECOND AVENUE [20]
(No. and Street)

NEW YORK [21] NY [22] 10010 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/~~15~~ 2015 [24]

AND ENDING (MM/DD/YY): ~~03/31/15~~ 12/31/2015 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT(Area code) - Telephone No.

Joseph Kosinsky, President (212) 532-8898 [30] [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31 day of January 20 16

Manual Signatures of:

1) Joseph Kosinsky, Pres.
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Joseph Kosinsky, Inc.
480 Second Avenue
New York, NY 10010
(212) 532-8232

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

70

DDRESS	Number and Street	City	State	Zip Code
	71	72	73	74

heck One

( ) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

2016-02-17 03:32PM EST
Status: Scheduled

BROKER OR DEALER
JOSEPH KOSINSKY, INC. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) ~~09/24/16~~ 12/31/15 JK [99]

SEC FILE NO. 8-37792 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 10,019 [200]		$ 10,019 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. Total Assets	$ 10,019 [540]	$ [740]	$ 10,019 [940]

OMIT PENNIES

2016-02-17 03:32PM EST
Status: Scheduled

BROKER OR DEALER
JOSEPH KOSINSKY, INC.

as of 12/31/2015 ~~02/24/16~~

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	[1045]	$	[1255]	$	[1470]
14. Payable to brokers or dealers:							
A. Clearance account			[1114]		[1315]		[1560]
B. Other			[1115]		[1305]		[1540]
15. Payable to non-customers			[1155]		[1355]		[1610]
16. Securities sold not yet purchased, at market value					[1360]		[1620]
17. Accounts payable, accrued liabilities, expenses and other			[1205]		[1385]		[1685]
18. Notes and mortgages payable:							
A. Unsecured			[1210]				[1690]
B. Secured			[1211]		[1390]		[1700]
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					[1400]		[1710]
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value					[1410]		[1720]
from outsiders	$ [990]						
C. Pursuant to secured demand note collateral agreements					[1420]		[1730]
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					[1430]		[1740]
E. Accounts and other borrowings not qualified for net capital purposes			[1220]		[1440]		[1750]
20. TOTAL LIABILITIES		$	[1230]	$	[1450]	$	[1760]

Ownership Equity

21. Sole proprietorship			$	[1770]
22. Partnership (limited partners)	$	[1020]		[1780]
23. Corporation:				
A. Preferred stock				[1791]
B. Common stock			11,000	[1792]
C. Additional paid-in capital			331,500	[1793]
D. Retained earnings			(332,481)	[1794]
E. Total			10,019	[1795]
F. Less capital stock in treasury			( )	[1796]
24. TOTAL OWNERSHIP EQUITY			$ 10,019	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 10,019	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
JOSEPH KOSINSKY, INC.

as of 12/31/2015 ~~03/31/16~~

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 10,019	3480
2. Deduct ownership equity not allowable for Net Capital			(0)	3490
3. Total ownership equity qualified for Net Capital			10,019	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 10,019	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 10,019	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 10,019	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2016-02-17 03:32PM EST
Status: Scheduled

BROKER OR DEALER

JOSEPH KOSINSKY, INC. as of ~~03/31/16~~ 12/31/2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	5,019	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	4,019	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$		3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.00	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

JOSEPH KOSINSKY, INC.

For the period (MMDDYY) from 01/01/~~15~~ 2015 [3932] to ~~03/31/16~~ 12/31/2015 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	39	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	73	3995
9. Total revenue	$ 112	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			(518)	4195
15. Other expenses			21,449	4100
16. Total expenses			$ 20,931	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (20,819)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (20,819)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(2,394)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

JOSEPH KOSINSKY, INC.

For the period (MMDDYY) from 01/01/~~15~~ 2015 to ~~03/31/15~~ 12/31/2015

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 20,838 [4240]
A. Net income (loss)		(20,819) [4250]
B. Additions (includes non-conforming capital of	$ 10,000 [4262])	10,000 [4260]
C. Deductions (includes non-conforming capital of	$ [4272])	[4270]
2. Balance, end of period (from item 1800)		$ 10,019 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0 [4300]
A. Increases	0 [4310]
B. Decreases	0 [4320]
4. Balance, end of period (from item 3520)	$ [4330]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER

JOSEPH KOSINSKY, INC.

as of ~~03/31/16~~ 12/31/2015

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

[4335] [4570]

D. (k) (3) - Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ -0- [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities

Joseph Kosinsky, Inc.
Statement of Changes in Financial Position
For the twelve months ended December 31, 2015

		Current Month		Year To Date
Sources of Working Capital				
Net Income	$	(20,818.53)	$	(20,818.53)
Add back items not requiring working capital				
Working capital from operations		(20,818.53)		(20,818.53)
Other sources				
Paid-in Capital		10,000.00		10,000.00
Total sources		(10,818.53)		(10,818.53)
Uses of working capital				
Total uses		0.00		0.00
Net change	$	(10,818.53)	$	(10,818.53)
Analysis of componants of changes				
Increase <Decrease> in Current Assets				
Regular Checking Account 1302	$	(251.94)	$	(251.94)
Capital One Bank - Checking		(9,565.00)		(9,565.00)
Capital One Bank - Saving		(1,001.59)		(1,001.59)
<Increase> Decrease in Current Liabilities				
Net change	$	(10,818.53)	$	(10,818.53)

Joseph Kosinsky, Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2015

		Current Month		Year to Date
Cash Flows from operating activities				
Net Income	$	(20,818.53)	$	(20,818.53)
Adjustments to reconcile net income to net cash provided by operating activities				
Total Adjustments		0.00		0.00
Net Cash provided by Operations		(20,818.53)		(20,818.53)
Cash Flows from investing activities				
Used For				
Net cash used in investing		0.00		0.00
Cash Flows from financing activities				
Proceeds From				
Paid-in Capital		10,000.00		10,000.00
Used For				
Net cash used in financing		10,000.00		10,000.00
Net increase <decrease> in cash	$	(10,818.53)	$	(10,818.53)

Summary				
Cash Balance at End of Period	$	10,018.82	$	10,018.82
Cash Balance at Beg of Period		(12,413.05)		(20,837.35)
Net Increase <Decrease> in Cash	$	(2,394.23)	$	(10,818.53)

January 31, 2016

Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

SEC # 8-37792, NASD # 19806.

The firm operates pursuant to exemptive provisions of SEC Rule 15 c 3-3 (k) (1). Therefore, it is not required to calculate the following:

(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15 c 3-3.

(i) Information Relating to the Possession or Control Requirements Under Rule 15 c 3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15 c 3-1. No differences are noted. Computation for Determination of the Reserve Requirements under exhibit A of Rule 15 c 3-3. Exempt.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. No difference between December 31, 2015 unaudited and audited Net Capital.

(m) Exclusion claimed from membership in SIPC under Section 78 ccc (a)(2)(A)(ii) under SIPA of 1970 and filed on January 01, 2016.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. No audit difference.

Joseph Kosinsky

Joseph Kosinsky, Inc.

(S CORPORATION)

Notes to Financial Statements for the period ending December 31, 2015

Organization

Joseph Kosinsky, Inc. (the "Company") was incorporated in the State of New York in 1978. The Company is a member of FINRA with one (1) share issued and outstanding. Joseph Kosinsky, CEO and COO, owns 100% of all shares outstanding.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis and revenue recognition

The Company uses the cash basis of accounting for financial statement and income tax reporting. Expenses are realized when the obligation is paid.

This summary of significant accounting policy is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company is subject to New York State and City corporation taxes. The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109.

The Company incurred $50 of New York State and City minimum corporation taxes for the year ended December 31, 2015. The Company's effective tax rate is approximately less than 10%.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using straight line and/or accelerated methods.

Loans payable: none.

Going concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

Pension plans, other retirement programs, and stock options: None.

Joseph Kosinsky 1/31/16

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

Joseph Kosinsky, Pres 1/1/16
Authorized Signature/Title Date

SIPC-3 2016

8-

8-037792 FINRA DEC 6/22/1987
JOSEPH KOSINSKY INC
400 SECOND AVE STE 20B
NEW YORK, NY 10010

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

JOSEPH KOSINSKY, INC.
MEMBER FINRA
400 SECOND AVENUE, NEW YORK, NEW YORK 10010
(212) 532-8898

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SEC

Joseph Kosinsky, Inc. operates pursuant to exemption (k)(1) of SEC Rule 15c3-3. Description of the exemption stated in the Membership Agreement.

Joseph Kosinsky, Inc. met the identified exemption provision throughout the year ended 12//31/2015

(1) Every commitment, contingency or guarantee that might result in a loss or a future obligation;will be covered by Joseph Kosinsky, Inc. and/or Joseph Kosinsky.

(2) No claim of which the firm is aware as of the audit opinion date that might be asserted against it.

(3) Question: With respect to (1) and (2), to what extent the firm has recognized any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation or as components of aggregate indebtedness. Answer: None. No claim of which the firm is aware as of the audit opinion date that might be asserted against it.

I hope that these answers resolve the outstanding questions.

Best regards,

Joseph Kosinsky

Joseph Kosinsky
President
1/31/2016

W[illegible] [illegible]AN, CPA

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Report of [illegible] Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant To Rule 15c3-3 in which Joseph Kosinsky, Inc, (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1): (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant To Rule 15c3-3, in which the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)*(1)* and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(1)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Kosinsky

Signature

1/31/16

Date

January 31, 2016

Joseph Kosinsky, President
Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

Dear Mr. Kosinsky:

In planning and performing our audit of the financial statements of Joseph Kosinsky, Inc. for the year ended December 31, 2015, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2015 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Joseph Kosinsky 1/31/16